                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                                AMENDMENT NO. 2


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          NET 1 UEPS TECHNOLOGIES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)



              Florida                                    65-0903895
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     (State of incorporation)              (I.R.S. Employer Identification No.)



   507-700 West Pender Street
     Vancouver B.C., Canada                                          V6C1G8
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(Address of principal executive offices)                          (Zip Code)



Issuer's Telephone Number 1-888-796-2233
--------------------------------------------------------------------------------



Securities to be Registered Pursuant to 12(b) of the Act:     None
--------------------------------------------------------------------------------



Securities to be registered pursuant to 12(g) of the Act:
                                                         -----------------------


                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                       Page No.
                                                                       -------
PART I
Description of Business.............................................       1
Description of Property.............................................       9
Directors, Executive Officers and Significant Employees.............       9
Executive Compensation..............................................      11
Security Ownership of Certain Beneficial Owners and Management......      12
Interest of Management and Related Transactions.....................      14
Description of Securities...........................................      14

PART II
Market for Common Equity and
     Other Shareholder Matters......................................      17
Legal Proceedings ..................................................      18
Changes in and Disagreements with Accountants.......................      18
Recent Sales of Unregistered Securities.............................      18
Indemnification of Directors and Officers...........................      19

PART III
Index to Exhibits...................................................      20

PART FS
Financial Statements................................................     F-1

INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND


         Net 1 UEPS Technologies, Inc. was incorporated under the laws of the State of Florida in May 1997 to acquire and exploit a non-exclusive worldwide license to the "Universal Electronic Payment System" or "UEPS" payment system. The UEPS is a software application that utilizes the "Funds Transfer System" or "FTS" patents held by Net 1 Holdings S.a.r.l. ("Net 1 Holdings"), a 1929 company incorporated in Luxembourg. In this report, we refer to Net 1 UEPS Technologies, Inc. as "Net 1," "we," or "us." Information in this registration statement gives effect to a 2:1 forward split of our common stock executed in June 1998.

         Net 1 is a development stage company engaged in the business of commercializing the smart card based UEPS through the development of strategic alliances with national and international bank, card service or retail organizations. To date our activities have consisted of acquiring certain exclusive rights to the above-mentioned technology from Net 1 Holdings.

         Our management team devotes most of their activities to establishing a new business, primarily, the development of a detailed business plan, marketing strategy and the raising of the funds required to develop and operate the business successfully. Planned principal activities have not yet produced revenues, and Net 1 has suffered operating losses. Net 1 has a working capital deficit of $61,545 as of December 31, 1999. These factors raise substantial doubt about Net 1's ability to continue as a going concern. The ability of Net 1 to complete its long-term business plan depends on whether it is successful in raising the capital it requires through equity financing and developing a market for its products.

         The UEPS technology was developed by Serge Belamant, an executive officer of Net 1, and the late Andre Mansvelt, a former executive officer of Net 1, and the resulting FTS patents (or applications for patents) were assigned to Net 1 Investment Holdings (Pty) Ltd. ("Net 1 (Pty)") with respect to patent rights in South Africa and the surrounding territories, and to Net 1 Holdings with respect to rights in all other territories.

         Net 1 entered into a license agreement, dated May 19, 1997 (the "License Agreement"), with Net 1 Holdings, Net 1 Operations S.a.r.l. and Net 1 Pty (collectively, the "Licensors"), where the licensors granted a non-exclusive license to us for the UEPS technology except for South Africa and its surrounding territories. On October 1, 1997 an Amendment to the License Agreement was signed that provided for the transfer of the ownership of the UEPS technology and FTS patents world-wide except for South Africa and its surrounding territories and for the assignment of the Technology License Agreement between Visa International Service Association and Net 1 Holdings, dated July 31, 1997 (the "Visa Agreement") to Net 1 in consideration for 4,729,612 shares of common stock of Net 1.

The assignment of the Visa Agreement and the transfer of the ownership of the UEPS technology and FTS patents to Net 1 were never consummated because certain conditions precedent were never satisfied.

         On May 3, 2000 we entered into a Patent and Technology Agreement with Net 1 Holdings that granted us world-wide except for South Africa and its surrounding territories, an exclusive marketing license for the UEPS technology and the FTS patents under terms similar to those stipulated in the Amendment to the License Agreement. No conditions precedent were stipulated. The 4,729,612 shares of common stock of Net 1 previously issued in consideration for the Amendment to the License Agreement were released to Net 1 Holdings.

DESCRIPTION OF OUR BUSINESS

         The following description of our business is intended to provide an understanding of our product and the direction of our initial marketing strategy. As Net 1 is in its developmental stages, any focus described in the following may change and different initiatives may be pursued although none are presently contemplated.

         We intend to develop and implement a branded payment system utilizing our proprietary technology. The payment system network will operate under the name "Net 1." The Net 1 payment system will provide an alternative to existing payment systems such as credit cards, debit cards, bank wires, checks and cash. Net 1's initial focus will be on products where we do not expose ourselves to credit risk.

         The Net 1 system employs cards that are similar to credit cards, but which have a computer chip embedded within them that can both store and process information. The Net 1 system is based on two components developed by the founders of Net 1, the FTS, for which patents have been obtained or applied for in certain jurisdictions, and the UEPS. The FTS describes a secure method of transferring funds from one smart card to another without the need for the card-to-card transaction to be processed through a central computer issuing system, a so-called off-line transaction. The UEPS is a suite of computer programs that incorporates the FTS to deliver a fully integrated payment and settlement system.

         We will license our proprietary technology to other entities which will issue Net 1 cards to their customers. Depending on the specifics of the application, as discussed below, funds are loaded onto the computer chip on the cardholder's card either by the cardholder or by others, including employers or governmental benefit providers. Once loaded with funds, the cardholder may pay for goods or services by transferring funds from his or her card to a merchant that accepts Net 1 cards.

         Unlike other smart card based cash substitute schemes, such as Mondex(R) and VisaCash(R) which have had unsuccessful pilot programs in the past, we believe that the technology underlying the Net 1 payment system offers a variety of benefits to the cardholder which makes the Net 1 system much more than merely a substitute for cash.

         As two brief examples:

o the system is designed to be loss tolerant, in the event that a card is lost or stolen, the funds loaded onto the card cannot be used by a third party and the card can be replaced once reported lost or stolen, and

o funds can be securely transferred off-line from one card to another. A cardholder with a home card reader/terminal can pay for goods bought over the Internet from a merchant that accepts the card without the need to transmit personal account information over the Internet.

         In addition, interest can be paid on account balances. The benefits that are inherent in the Net 1 system make the system attractive to issuers, cardholders and merchants in geographically and economically diverse areas.

         We are in the developmental stages of our business and for the next twelve months intend to focus on attracting the necessary capital to implement our business plan as described below. No assurances can be given that we will be successful in attracting capital or meeting our business objectives.

         OUR TECHNOLOGY. Net 1's technological platform is based on two fundamental components:

         o        the FTS patents; and

         o        the UEPS.

         FTS PATENTS. The FTS describes a method through which funds can be transferred from one smart card to another in a secure and off-line manner. Off-line for these purposes refers to a transaction which is effected when there is no contact with the card issuer or authorization center at the time of the transaction. The FTS also incorporates how these cards can be loaded or re-loaded with funds as well as how these funds can be redeemed for value in a banking or non-banking environment. The FTS patents have been registered in the United States, Europe, South Africa and a number of other countries that have patent agreements with these countries. The FTS is registered in the United States Patent & Trademark Office under registration number 5,175,416 and in the European Patent Office under the publication number 0 421 808 B1.

         STATUS OF FTS PATENTS. FTS was first patented in South Africa in
1989. The European patent was granted on December 28, 1994, with effect in Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, Great Britain, Greece, Italy, Liechtenstein, Luxembourg, Netherlands and Sweden. The European Patent Convention provides for an opposition period immediately following the grant of a European patent, and six parties filed an opposition to the grant of the patent on the grounds that the invention was not patentable. The case was heard before a Board of the Opposition Division in March 1998, when the patent was upheld in a form slightly different than the original application. Following the issue of the formal decision, a number of the opponents filed an appeal. The appeal proceedings will be heard in two to three years before the Board of Appeal of the European Patent Office. Currently, the granted patent remains effective in each of the designated states and is currently in force.

         The methodology protected by the FTS patents makes possible a payment system that is affordable, secure and flexible. The system is affordable because transactions occur between the computer chips embedded in the two smart cards involved using a relatively inexpensive self contained terminal. There is, therefore, no need for existing infrastructures such as electricity, telephone or data transmission. The Net 1 payment system utilizing the FTS is secure because all transactions are verified (i.e., confirmation of the actual transfer of the funds) between the two smart cards which are involved in the transaction using advanced hardware tamper protection and cryptographic systems, together with protocols and techniques developed by the founders of Net 1. Finally, the FTS is flexible because transactions are completed off-line so that there are virtually no restrictions on the locations in which verified transactions can occur.

         UEPS. The UEPS is a suite of software programs that incorporates the FTS patent to deliver a fully integrated payment and settlement system. The first version of the UEPS system was released in 1991. The programs included in the UEPS include both the software which is included in the computer chip embedded in each smart card as well as the software required to maintain the payment system. UEPS provides all the functions that are necessary to issue and manage a smart card and terminal base as well as those needed to effect settlement between all the operators and participants. UEPS is fully traceable and auditable and can provide advanced facilities such as loss tolerance and interest distribution. UEPS is scalable and can be made available to well established market leaders or as a starter kit to smaller organizations.

         IDENTIFIED SOURCES OF REVENUE. Net 1 has identified several potential general sources of revenue including:

         o        manufacture licensing;
         o        usage licensing;
         o        joint ventures; and
         o        hardware sales.

None of these sources of revenue have yet been developed and there can be no assurance that they will develop.

         MANUFACTURE LICENSING. Licenses will be required by all manufacturers that produce smart cards that incorporate into their embedded computer chip applications that utilize the FTS patents. Net 1 intends to charge a fee to smart card manufacturers for each smart card produced by such manufacturer that includes the FTS application. In addition, it is anticipated that a yearly fee will also be charged which will entitle the manufacturers to product information and workshop materials from Net 1.

         Manufacturers of point of sale terminals and prepaid utility meter terminals who wish to produce terminals capable of supporting FTS based applications will be licensed by Net 1. It is anticipated that these manufacturer licenses will be based on a variety of payment systems including, for example, annual payments, per-terminal payments or transaction fees, depending upon the particular circumstances. Generally, the terminals used in connection with the FTS/UEPS based payment system, unlike other payment systems, do not require a great deal of technology as the security process used by the payment system is managed in its entirety by the two smart cards transacting at the time. Manufacturers, therefore, can mass-produce low cost terminals for the Net 1 FTS/UEPS payment systems.

         USAGE LICENSING. We will license entities that will operate specific applications that use FTS intellectual property or the combined FTS/UEPS payment system. We anticipate that the license fees for these licenses will include a combination of annual fees as well as transaction fees.

         JOINT VENTURES. We will explore opportunities to form joint ventures with entities within particular geographic territories. The joint venturer would then act as a system operator in that territory. Under this scenario we will act as a licensor and may have an equity interest or other participation in the licensee. It is contemplated that we will enter into technology and know-how transfer agreements in exchange for our interest in the joint venture and the other joint venture partner or partners will contribute capital and other expertise necessary to exploit the technology in the given territory.

         HARDWARE SALES. We will pursue arrangements with smart card and terminal manufacturers which will enable us to purchase these items of hardware in volume at preferential prices. We contemplate selling these items to our licensees, passing along a portion of the price savings.

         MARKET FOCUS. In an effort to allocate our resources in an efficient manner, management of Net 1 has identified two distinct markets for our products based on the benefits that cardholders, merchant cardholders and others would find desirable from the payment system. Net 1 has developed marketing strategies to develop these two markets. The first market is one which has a reliable, extensive and inexpensive telecommunications network, with a considerable penetration of credit and debit card services, and in which the vast majority of the population has access to banking products. For our purposes, this market is referred to as the "developed market." The second market is characterized by regions which do not have reliable, extensive and inexpensive telecommunications and related infrastructure systems, where there is relatively little penetration of credit or debit cards and/or where a large portion of the population does not have access to traditional banking services. The second market is referred to as the "less developed market."

         THE DEVELOPED MARKETS. Our principal competition in the developed markets is the existing installed base of credit and traditional on-line debit cards, as well as cash, checks and other forms of payment. In addition, several other companies are developing smart card based payment systems. In order to effectively compete in this market, an alternative payment system must offer some identifiable benefit to the cardholder and the merchant cardholder. We believe that our product offers substantial benefits over existing payment systems in connection with payments for goods and services over the Internet and other selected environments.

         One significant impediment to the growth of commerce over the Internet is the reluctance of consumers to broadcast sensitive credit or debit account information over the Internet. Moreover, Internet transactions settled by credit card are not generally verified, resulting in increased costs for the on-line merchant. There is a need in this market for a payment system which can provide on-line merchants with instant, verified (i.e., the equivalent of receiving cash) transfers of payments from customers while not requiring the customer to transmit any information over the Internet which can access or even identify the customer's payment account. We believe that the Net 1 FTS/UEPS payment system can meet these objectives as well as provide additional benefits to on-line consumers and merchants.

         We envision a system in which consumers can use their existing account at a financial institution to load their cards with funds. This procedure will be able to operate in many different ways depending on the relationship between Net 1 and the specific financial institution. If no relationship exists, a simple debit or stop order could be used to allow the cardholder to load his or her UEPS smart card through a simple Internet application. In the case where the financial institution is a licensee of Net 1, the debit or stop order would not be required to achieve the above mentioned result. Interest rates and other incentives could be offered to cardholders as an incentive to maintain higher balances on their UEPS smart cards. Internet merchants would then be able to accept guaranteed payments for the goods or services they offer over the Internet. Merchants and service providers would be able to deposit these payments in any financial institution on a daily basis. Cardholders would be protected against the unauthorized use of their card and would always maintain a full audit trail of all their transactions.

         Net 1's Internet payment solution is no different to its standard off-line point-of-sale transaction. Our ability to readily adapt UEPS to Internet transactions is due to the patented end-to-end security protocol that ensures that any active communication can only be interpreted by the cardholder and the merchant cardholders. We believe that the risk of fraud, repudiation or non-payment is reduced compared to competing systems.

         Net 1 intends to have a system that can provide payment functionality in pay-as-you-use services. These services include, for example, access to databases or other information systems, professional advice or advanced software or special application systems. There are other competing systems that have been proposed for these markets. Our continuous debit function could ensure that payment is made while the service is being used. This same functionality can be used in applications such as fuel dispensing and telephonic communication.

         We intend to market this product to on-line retailers and service providers and will develop a final product based on the specifications for the system required by these entities. Once there is a sufficient installed base of cards, Net 1 will then broaden its focus to conventional banking and retail applications in these markets.

         LESS DEVELOPED MARKETS. Net 1's present competition in the less developed markets is principally cash. In addition, other companies are developing smart card based systems for these markets, and these systems may be competitive. The less developed markets comprise the great majority of the world's population, and there is currently no alternative to cash in these markets. Due to their lack of infrastructure, these markets have not been particularly attractive to alternative payment systems such as debit and credit cards, and for the most part, entities such as Visa and MasterCard have not attempted to enter these markets. Net 1 believes that its product is particularly well suited for these markets, and while individual transactions may be smaller than in more well developed markets, the volume of these transactions is potentially much greater, representing a significant opportunity for us, our licensees and joint venture partners.

         Net 1's goal in these markets is to provide a payment system to the population as an alternative to cash. Cash is expensive to handle and is particularly prone to theft. Moreover, since people in the less developed markets do not have access to traditional banking products, they therefore do not deposit their money in secure savings accounts on which they earn interest. The Net 1 FTS/UEPS system can enhance the lives of the populations of these developing markets by affording them much greater security with respect to their money and making available banking products such as interest bearing savings accounts. In addition, by simplifying the administrative burden and removing the costs associated with handling cash, a Net 1 FTS/UEPS system will result in significant savings to employers, governments and merchants. A significant focus of Net 1 in these markets, therefore, is to identify licensees and/or joint venture partners located in these regions that it believes will be in a position to effectively market the payment system to employers and governments.

         The general strategy is to market the system to those who presently transfer money to others, as wages in the case of employers and as government benefits in the case of governments. These entities would enter into arrangements with a card issuer, who would issue cards to their employees or beneficiaries. The wages or benefits for these cardholders would then be loaded onto their cards, thus avoiding the need for the distribution of cash or checks. The funds loaded onto the cards could then be used at local merchants that accept the card for purchases of goods and services. Cash could also be obtained from the card at local banks or retail establishments. The goal is to develop a large installed cardholder base in the most efficient manner. Once a region has a sufficient number of cardholders, additional merchants can be solicited and the payment system expanded. As the cardholder base grows, additional benefits inherent in the Net 1 FTS/UEPS system will become recognized and the system will continue to grow. Net 1 is also exploring initiatives in these markets to utilize the FTS/UEPS system in connection with public transportation, taxis and prepaid utility services such as telephones, electricity and water.

         COMPETITION. Separate from competition from cash, checks, credit and debit cards and other existing payment systems, Net 1 has identified a number of other products currently being produced which use smart card technology in connection with a fund transfer system. These include Mondex, Proton and EMV, which represent products from Visa, MasterCard and Europay. We believe that the UEPS technology can be distinguished from these competitors in a number of significant ways.

         The most important differences between our competition and Net 1 are listed below:

         o since little or no technology is required in the terminal itself, terminals can be manufactured, distributed and installed at a fraction of the cost of other similar terminals which require sophisticated security and communications modules;

         o the terminal network can operate "off-line" (i.e. without the need for a data communication session to be active during the transaction) or "on line" through the use of any communications infrastructure, including satellite, micro-wave, radio, land lines or any other distribution channel;

         o each transaction has a unique transaction sequencing algorithm that allows verifiable auditing of the transaction creating a loss tolerant system. From a practical perspective, this enables the detection and subsequent elimination of fraudulent activity and an ability to replace lost or stolen cards; and

         o the encryption security protocols enable cardholders to receive fund loading instructions from a third party through any insecure communications channel such as word of mouth, telephone, newspaper or any analogue or digital network.

         In addition, the UEPS technology includes functionality that allows:

         o transparent and automatic recovery in the event of transaction failure resulting from terminal hardware or software problems;

         o the smart card itself can be used as proof of purchase, replacing the need for a separate ticket and ticketing system, for example, on buses, trains or the lottery;

         o continuous debiting which in turn allows for simultaneous vending and debiting in unattended environments such as fuel dispensing and telephony,

         o speed of processing that is mandatory in applications such as transportation and access control; and

         o open or restricted purses that are required to implement certain applications such as pension and welfare distribution and specific funding initiatives.

ITEM 2. DESCRIPTION OF PROPERTY

         Net 1 rents office facilities and services on an as needed basis at suite 507-700 West Pender Street, Vancouver B.C. Canada from Gilmour, McKay Roberts Consulting Limited, one of our financial consultants. We rent the offices for One Thousand Dollars ($1,000) per month on a month to month basis.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

         The following table sets forth the names, ages and positions of our executive officers and directors. Directors will be elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

Name                       Age         Positions Held
----                       ---         --------------

Serge Belamant              47         Chief Executive Officer, Chairman of the
                                       Board of Directors

Claude Guerard              58         Director

David Anthony               50         Secretary and Treasurer

         SERGE CHRISTIAN PIERRE BELAMANT. Mr. Belamant has been a director of Net 1 since its inception in May 1997. Since May 1997, Mr. Belamant has also served as Chief Executive Officer of Net 1. From June 1997 to present, Mr. Belamant has served as Chief Executive Officer and a director of Net 1 Applied Technology Holdings Limited, a company listed on the Johannesburg Stock Exchange as well as the Chief Technology Officer and a director of Prosperity Holdings Limited, a financial services company. From 1996 to 1997, Mr. Belamant served as a consultant in the development of COPAC (Chip Off-Line Pre-Authorized Card), a product currently being marketed internationally by Visa International. From October 1989 to September 1995, Mr. Belamant served as the managing director of Net 1 Products (Pty) Ltd., a privately owned South African company specializing in the development of advanced technologies in the field of transaction processing and payment systems. Mr. Belamant also serves on the board of a number of other companies that are closely related to the smart card business worldwide. Mr. Belamant spent ten years working as a computer scientist for Control Data Corporation where he won a number of international awards. Later, he was responsible for the design, development, implementation and operation of the Saswitch Automated Teller Machine network in South Africa that rates today as the third largest ATM switching system in the world. Mr. Belamant has patented a number of inventions ranging from biometrics to gaming as well as the FTS. Mr. Belamant has more than twenty years experience in the fields of operations research, security, biometrics, artificial intelligence and on-line and off-line transaction processing systems.

         CLAUDE GUERARD. Mr. Guerard has served as our director since August 1998. From December 1996 to October 1999, Mr. Guerard served as Vice President of Gemplus S.C.A., a company in the smart card industry. During this period, Mr. Guerard also served as the Chief Executive Officer of Gemplus' South African division, Chief Executive Officer of Gemplus Gmbh, and general manager of Gemplus' Central and Eastern Europe division. From 1990 to 1996, Mr. Guerard was Chief Executive Officer and Chairman of AM International France, a subsidiary of AM International Corp., a Chicago based multinational graphics and printing company. Mr. Guerard also has sales and management experience in computer/technology and related industries having worked for 13 years at IBM and 8 years with Nashua Corp., a company engaged in the sales and service of office equipment.

         DAVID ANTHONY. Mr. Anthony has served as Net 1's Secretary and Treasurer since May 1997. From 1991 to 1997, Mr. Anthony was the sole proprietor of an independent financial consulting firm specializing in structuring and funding emerging growth companies, primarily in North America. Previously, from 1986 to 1991, Mr. Anthony was the founder of Professional Canadian Investment Group (Procan), a venture capital firm based in Vancouver, British Columbia.

EMPLOYMENT AGREEMENTS

SERGE CHRISTIAN PIERRE BELAMANT AND ANDRE PETER MANSVELT

         Since Net 1's inception in May 1997, it was decided that no employment agreement would be entered into by Serge Christian Pierre Belamant or the late Andre Peter Mansvelt and Net 1 until the funding necessary to operate the company would be secured. Although that Mr. Belamant continues to perform his duties as the Chairman and C.E.O of Net 1, he has not been remunerated to date in any form whatsoever. Mr. Belamant has in fact funded Net 1 through Holdings in Luxembourg and Net 1 (Pty) in South Africa.

ERIC YOUNG

         Net 1 employed Mr. Young under contract, as an attorney, dedicated to the restructuring of the company from September 1998 to January 2000.

CLAUDE GUERARD

         Our majority shareholder, Net 1 Holdings S.a.r.l. entered into a consulting and advisory agreement with Mr. Guerard on October 1, 1999. The term of the agreement was to extend from October 1999 to January 2000. In this agreement, Net 1 Holdings S.a.r.l. agreed to pay Mr. Guerard $12,500 per month. Mr. Guerard's responsibilities included the restructuring of the company and the general management of the company. Mr. Guerard's contract could be extended at the discretion of the company once we raise the necessary funds to develop our business plan. Effective October 25, 1999 we assumed all liabilities under the agreement through an assignment of the agreement, releasing Net 1 Holdings S.a.r.l. from the liabilities and responsibilities of the agreement. In 1999, we paid consulting fees totaling $37,500 to Mr. Guerard under this agreement. Of these fees, $12,500 is included in accounts payable at December 31, 1999.

ITEM 4. EXECUTIVE COMPENSATION

         The following table sets forth information relating to the compensation paid by Net 1 during the past fiscal year.

                           SUMMARY COMPENSATION TABLE

                                           Annual Compensation              Long-Term Compensation
                                      -------------------------------  ---------------------------------
                                                                              Awards           Payouts
                                                                       ---------------------- ----------
                                                                                   Securities
                                                               Other                 Under-
                                                              Annual   Restricted     Lying               All Other
   Name and Principal                                         Compen-     Stock     Options/     LTIP      Compen-
        Position               Year     Salary      Bonus     sation    Award(s)      SARs      Payouts    sation
                                                                ($)        ($)         (#)        ($)        ($)
           (a)                  (b)       (c)        (d)        (e)        (f)         (g)        (h)        (i)
   ------------------          ----     ------      -----     -------  ----------  ---------    -------   --------
Serge Belamant, CEO,          1999       N/A        --         --          --         --         --         --
Chairman                      1998       N/A        --         --          --         --         --         --
                              1997       N/A        --         --          --         --         --         --

Claude Guerard, Director      1999       N/A        --         --          --         --         --         --
                              1998       N/A        --         --          --         --         --         --
                              1997       N/A        --         --          --         --         --         --

David Anthony, Secretary,     1999       N/A        --         --          --         --         --         --
Treasurer                     1998       N/A        --         --          --         --         --         --
                              1997       N/A        --         --          --         --         --         --



STOCK OPTIONS

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

-----------------------------------------------------------------------------------------------------------------------------
Individual Grants                                                                                            Alternative To
                                       Percent of                             Potential Realizable Value At    (f)and (g):
                        Number Of         Total                               Assumed Annual Rates Of Stock    Grant Date
                       Securities       Options/                                Price Appreciation For            Value
                       Underlying     SARs Granted   Exercise Of                     Option Term             ---------------
                      Options/SARs    To Employees   Base Price    Expiration   ----------------------        Grant Date
       Name            Granted (#)   In Fiscal Year    (S/Sh)         Date       5% ($)        10% ($)       Present Value $
        (a)                (b)             (c)           (d)           (e)          (f)           (g)               (h)
       ----           ------------   --------------  ----------    ----------  ----------------------------------------------
Serge Belamant,
CEO,Chairman              N/A             --            --            --          --            --                --

Claude Guerard,
Director                  N/A             --            --            --          --            --                --

David Anthony,
Secretary,
Treasurer                 N/A             --            --            --          --            --                --


OPTION EXERCISES AND HOLDINGS


---------------------------------------------------------------------------------------------------------------
                                                                              Number of             Value Of
                                                                             Securities            Unexercised
                                                                             Underlying           In-The-Money
                                                                             Unexercised          Options/SARs
                                                                            Options/SARs         At Fiscal Year-
                                         Shares                          At Fiscal Year-End           End
                                       Acquired On         Value            Exercisable/          Exercisable/
       Name                             Exercise         Realized           Unexercisable         Unexercisable
       ----                            -----------       --------        ------------------      --------------

Serge Belamant,
CEO, Chairman                             N/A               --                  --                     --

Claude Guerard,
Director                                  N/A               --                  --                     --

David Anthony,                            N/A               --                  --                     --
Secretary, Treasurer


ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of September 15, 2000 with respect to:

         o each person known to us to be the beneficial owner of more than 5% of our common stock;
         o        each of our officers and directors; and
         o        all directors and officers as a group.

         This information as to beneficial ownership was furnished to us by or on behalf of the persons named. Unless otherwise indicated, the business address of each person listed is 507-700 West Pender Street, Vancouver, British Columbia, Canada V6C1G8. Information with respect to the percent of class is based on 15,602,856 issued and outstanding shares of common stock as of September 15, 2000.

         Except as otherwise indicated, to our knowledge, each shareholder has sole power to vote and dispose of all the shares of common stock listed opposite his name.


                                                                Approximate
                                                              Percentage of
                                            No. of          Outstanding Shares
Name                                        Shares          Beneficially Owned
----                                      ----------        ------------------
Net 1 Holdings S.a.r.l.                   10,141,856             65.00%
Gemplus SCA                                1,521,278              9.75%
Serge Belamant                             5,130,813             32.88%
Claude Guerard                               608,511              3.90%
David Anthony                                 50,000               .32%

All Officers and Directors
As a Group (3 persons)                     5,789,324             37.10%

         Net 1 Holdings S.a.r.l., whose address is 6, rue Jean Monnet, L-2180 Luxembourg, is a corporation controlled by Cornet Ltd. (52.7%) and a trust structure of which Serge Christian Pierre Belamant, our Chief Executive Officer and Chairman (47.3%) is a beneficiary. Net 1 Holdings owns 65% of the issued and outstanding common stock of Net 1. Cornet Ltd. whose address is Westaway Chambers, 39 Don Street, St. Helier, Jersey C.I. JE48UA, is a Jersey corporation controlled by Serge Christian Pierre Belamant and the estate of Andre Peter Mansvelt through trust structures. The 1,521,278 shares of common stock owned by Gemplus SCA is not included in the 10,141,856 shares of common stock owned by Net 1 Holdings S.a.r.l.

         Gemplus SCA, whose address is Avenue du Pic De Bertagne, 13884 Gemenos, France, is a French corporation that is the beneficial owner of 1,521,278 (9.75%) shares of common stock of Net 1. Mr. Claude Guerard served as an executive officer of Gemplus from December 1996 to October 1999.

         Serge Belamant, whose address is 43 Carlisle Avenue, Hurlingham, Sandton, 2196, South Africa, is the Chief Executive Officer and Chairman of Net
1. He is the beneficial owner of 5,130,813 shares of Net 1's common stock pursuant to his direct and indirect shareholdings in Net 1 Holdings S.a.r.l. These shares cannot be voted by Mr. Belamant personally but only by Net 1 Holdings S.a.r.l.

         Claude Guerard, whose address is No. 20 Avenue Pozzo Di Borgo, 92210 Saint-Cloud, France, is a director of Net 1. He is indirectly the beneficial owner of 608,511 (3.9%) shares of the common stock through Net 1 Holdings S.a.r.l., Cornet Ltd. and a trust structure. The shares may not be voted by Mr. Guerard but only by Net 1 Holdings S.a.r.l.

         David Anthony is the Secretary and Treasurer of Net 1. Mr. Anthony, as the beneficiary of the estate of Shannon Fitzpatrick, is deemed to beneficially own 50,000 (.32%) shares of the common stock held by the estate of Shannon Fitzpatrick.

ITEM 6. INTEREST OF MANAGEMENT AND CERTAIN TRANSACTIONS

         We entered into a license agreement, dated May 19, 1997 (the "License Agreement"), with Net 1 Holdings S.a.r.l., Net 1 Operations S.a.r.l. and Net 1 PTY (collectively, the "Licensors"), where the Licensors granted a non-exclusive license to us for the UEPS technology world-wide except for South Africa and its surrounding territories. On October 1, 1997 an Amendment to the License Agreement was signed that provided for the transfer of the ownership of the UEPS and FTS technology to Net 1 and for the assignment of the Technology License Agreement between Visa International Service Association and Net 1 Holdings S.a.r.l, dated July 31, 1997 (the "Visa Agreement") under certain conditions precedent in consideration for 4,729,612 shares of common stock of the Net 1. The assignment of the Visa Agreement and the transfer of the ownership of the UEPS technology and FTS patents to NET 1 were never consummated because the conditions precedent were never satisfied.

         On May 3, 2000 an agreement entitled "Patent and Technology Agreement" was entered into by Net 1 and Net 1 Holdings S.a.r.l. granting Net 1 an exclusive marketing license for the UEPS and FTS technology world-wide except for South Africa and its surrounding territories under terms similar to those stipulated in the Amendment to the License Agreement. No conditions precedent were stipulated. The 4,729,612 shares of common stock of Net 1 previously issued in consideration for the Amendment to the License Agreement were released to Net 1 Holdings S.a.r.l.

         In 1998, consulting fees totaling $102,155 were paid to our former President and Director Mr. James Rodgers before his resignation effective August 4, 1998.

         In 1998, consulting fees totaling $65,000 were paid to our former Chief Financial Officer Mr. Edwin Austin before his resignation effective August 4, 1998.

         In 1999, consulting fees totaling $ 37,500 were paid to Mr. Claude Guerard, one of our directors. Of these fees, $12,500 is included in accounts payable at December 31, 1999.

ITEM 7. DESCRIPTION OF SECURITIES

         We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, and 3,000,000 shares of preferred stock, par value $.10 per share. As of September 15, 2000 there were 15,602,856 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

COMMON STOCK

         The authorized capital stock of Net 1 currently includes 100,000,000 shares of common stock, par value $.001 per share. The holders of common stock: have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the board of directors of Net 1, are entitled to share ratably in all of the assets of Net 1 available for distribution and upon liquidation, dissolution or winding up of the affairs of Net 1. There are no preemptive subscription or conversion rights or redemption or sinking fund provisions applicable thereto. Holders of common stock are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. The holders of common stock of Net 1 do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of the directors.

PREFERRED STOCK

         Net 1 is authorized to issue up to 3,000,000 shares of preferred stock, par value $.10 per share, with designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Net 1.

CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and Net 1's Articles and Bylaws also authorize us to indemnify our directors, officers, employees and agents. In addition, Net 1's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF NET 1'S ARTICLES OF INCORPORATION AND BYLAWS

         The paragraphs above under the section entitled "Preferred Stock" could have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Despite the belief of Net 1 as to the benefits to shareholders of these provisions of our Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Net 1's board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. These provisions will also render the removal of Net 1's board of directors and management more difficult and may tend to stabilize Net 1's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The board of directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, Net 1 may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

















                              [Intentionally Blank]

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is currently limited public trading of Net 1's common stock on the NASD pink sheets under the symbol NUEP. As of July 18, 2000 there were 55 shareholders of record of our common stock. Our common stock has traded on the Pink Sheets of the National Quotation System under the symbol NUEP since February 2000. During February 2000, our common stock was de-listed from the Over-the-Counter Bulletin Board of the National Association of Securities Dealers, Inc. for failure to comply with the phase-in provisions of the OTC Bulletin Board Eligibility Rule which required all companies whose securities are quoted on the OTC Bulletin Board to become reporting companies with the Securities and Exchange Commission. Previously, our common stock traded on the Over-the-Counter Bulletin Board under the symbol "NUEP." The following table sets forth the high and low bid quotations for the common stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions.

          Period                                      High               Low
          ------                                      ----               ---
          Quarter ended September 30, 1998            $7.875            $4.25
          Quarter ended December 31, 1998             $5.5              $3.25
          Quarter ended March 31, 1999                $6.75             $3.5
          Quarter ended June 30, 1999                 $6.00             $3.31
          Quarter ended September 30, 1999            $4.00             $1.875
          Quarter ended December 31, 1999             $2.81             $1.375
          Quarter ended March 31, 2000                $7.93             $2.25
          Quarter ended June 30, 2000                 $5.75             $3.00
          Quarter ended September 30, 2000            $5.50             $3.50

         Net 1's transfer agent since May 1997 is Florida Atlantic Stock Transfer Inc., located at 7130 Nob Hill Road, Tamarac, Florida, FL 33321.

         Net 1 has never paid cash dividends on its common stock and presently intends to retain future earnings, if any, to finance the expansion of business. Net 1 does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2. LEGAL PROCEEDINGS


         In September 1997, John Drove, as petitioner, applied for an order under Section 201 of the Company Act, R.S.B.C. 1996, allowing him to commence a derivative action in the name of Net 1 Products (Canada) Ltd., against the individual respondents Andre Peter Mansvelt and Serge Christian Pierre Belamant, a former officer and current officer of Net 1 respectively, for the alleged wrongful appropriation of a corporate opportunity belonging to Net 1 Products (Canada) Ltd. and for breach of trust and breach of fiduciary duty of the individual respondents to Net 1 Products (Canada) Ltd. A petition was filed in the Supreme Court of British Columbia, Vancouver Registry under case number A972151. Because factual disputes arose between the parties, it was necessary that the petition be converted into an action to enable discovery and a trial to resolve the issues in dispute. We are informed that no written contracts were entered into with the petitioner. On October 5, 1998, the Court ordered that the matter be brought to trial and that it proceed under action number C976027 in the Supreme Court of British Columbia, Vancouver Registry. A writ of summons was subsequently issued by Net 1 Products (Canada) Ltd., as plaintiff, against Andre Peter Mansvelt and Serge Christian Pierre Belamant. The specific relief sought by Net 1 Products (Canada) Ltd. includes a declaration that Net 1 Products (Canada) Ltd. has certain rights to the UEPS Technology within Canada, an accounting with respect to the third party licensing and distribution rights of UEPS in Canada, and an order to transfer to the petitioner certain rights to the UEPS Technology.

         In February 2000, an application to join numerous other entities was filed by Net 1 Products (Canada) Ltd. For strategic purposes, Net 1 may potentially be joined as a defendant in the lawsuit. Because the action is predicated upon alleged oral statements and circumstantial evidence, we believe that any claim against Net 1 will not have a material adverse effect on Net 1. We plan to defend any claims brought against the company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         As part of a non-exclusive license agreement to the UEPS and FTS technology, on May 8, 1997, we issued 2,706,122 shares of our common stock at a fair value of $.001 per share to the licensors of the technology. The shares of stock are exempt from registration based upon Section 4(2) of the Securities Act of 1933. The technology licensors are Net 1 Holdings, Net 1 Operations S.a.r.l. and Net 1 (Pty).

         On November 27, 1997, we agreed to issue 4,729,612 of our shares of common stock at a fair value of $.001 per share to Net 1 Holdings S.a.r.l. in consideration for, amongst other things, converting its non-exclusive license to the UEPS and FTS technology to an exclusive license world-wide except for South Africa and its surrounding territories. These shares were delivered to Net 1 Holdings upon the signing of the Technology and Patent Agreement signed on May 3, 2000. The shares of stock are exempt from registration based upon Section 4(2) of the Securities Act of 1933.

         In October 1997, Net 1 consummated the sale of 130,500 shares of its common stock at a purchase price of $6.50 per share to three (3) investors. The total gross proceeds we received from this transaction were $848,250. The securities issued to the investors were exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933.

         In July 1997, Net 1 consummated the sale of 2,600,000 shares of its common stock at a purchase price of $0.0576 per share to fifty (50) investors. The total gross proceeds we received from this transaction were $150,000. The securities issued to the investors were exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933.

         On September 27, 2000, Net 1 issued 250,000 shares of common stock for a total of $1,000,000 or $4.00 per share to a single accredited investor which was unaffiliated with Net 1. Since this investor had access to relevant information concerning the financial statements and operations of Net 1, had the sophistication to evaluate this information and had financial resources to bear the economic risk of this investment, the sale of these shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) of that act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Net 1's Articles of Incorporation and Bylaws provide that Net 1 shall indemnify its directors and officers to the fullest extent permitted by the Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling Net 1 pursuant to the foregoing provisions, Net 1 has been informed that, in the opinion of the Commission, this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    PART F/S

         The financial statements and supplementary data are included herein.

                        FINANCIAL STATEMENTS AND EXHIBITS

         The following audited Financial Statements for Net 1 include the audited balance sheet at December 31, 1999 and the related audited statements of operations, changes in shareholders equity and cash flows for each of the years in the period from May 8, 1997 (inception) to December 31, 1998 and the year end financial statement at December 31, 1999 (audited) as well as January 1, 2000 to June 30, 2000 unaudited financial statements.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

  Exhibits       Description of Document
  --------       -----------------------


     1.          Articles of Incorporation of Net 1 UEPS Technologies, Inc.*

     2.          Bylaws of Net 1 UEPS Technologies, Inc.*

     3. Patent and Technology Agreement, between the Net 1 UEPS Technologies, Inc. and Net 1 Holdings S.a.r.l., dated May 3, 2000.*

     10.1 Consulting Agreement between Net 1 Holdings S.a.r.l. and Claude Guerard, dated October 1, 1999.*

     10.2 Assignment of Consulting Agreement between Net 1 Holdings S.a.r.l. ("Assignor") and Net 1 UEPS Technologies, Inc. ("Assignee"), dated October 25, 1999.*

     27.1        Financial Data Schedule. (year ended December 31, 1999)*

     27.2        Financial Data Schedule. (6 months ended June 30, 2000)*


     *  Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       NET 1 UEPS TECHNOLOGIES, INC.




Date:  October 26, 2000                By: /s/ Serge Belamant
                                           ------------------------------------
                                                Serge Christian Pierre Belamant,
                                                Chief Executive Officer
                                                and Chairman

FINANCIAL STATEMENTS

Balance Sheets                      F1

Statements of Operations            F2

Statements of Cash Flows            F3

Notes to the Financial Statements   F4-F6

Net 1 UEPS Technologies, Inc.
(A Development Stage Company)

Balance Sheets


                                                                     June 30, 2000       June 30, 1999
                                                                           $                  $
                                                                     -------------       -------------
                                                                      (unaudited)        (unaudited)

     Assets

Current Assets
      Cash                                                              22,282              152,687
      Prepaid expenses                                                      --               12,540

Total Current Assets                                                    22,282              165,227
Property, Plant and Equipment (Note 3)                                   1,048                1,703
Intangible Assets (Note 4)                                               6,250                2,569

Total Assets                                                            29,580              169,499

     Liabilities and Stockholders' Equity

Current Liabilities
      Accounts payable                                                 232,570               79,885
      Accrued liabilities                                                1,000                   --

Total Current Liabilities                                              233,570               79,885

Contingency (Note 1)
Subsequent Event (Note 7)

Stockholders' Equity
Common Stock, 100,000,000 shares authorized,
      par value $.001 per share, 15,602,856 and 10,873,244
      issued and outstanding respectively                               15,602               10,873
      Additional Paid in Capital                                       991,769              991,769

                                                                     1,007,371            1,002,642

Preferred Stock, 3,000,000 shares authorized, par value
      $0.10 per share, none issued                                          --                   --

Deficit Accumulated During the Development Stage                    (1,211,361)            (913,028)

Total Stockholders' Equity (Deficit)                                  (203,990)              89,614

Total Liabilities and Stockholders' Equity                              29,580              169,499



(See accompanying notes)

                                      -F1-

Net 1 UEPS Technologies, Inc.
(A Development Stage Company)

Statements of Operations

                                                           Accumulated from
                                                              May 8, 1997      Six months      Six months
                                                              (Inception)         ended           ended
                                                              to June 30,       June 30,        June 30,
                                                                 2000             2000            1999
                                                                   $                $               $
                                                           ----------------    -----------     -----------
                                                              (unaudited)      (unaudited)     (unaudited)

Revenues                                                             --             --             --

Administrative Expenses

     Amortization                                                 4,183            725            473
     Bank charges                                                 3,340            431            520
     Consulting                                                 521,343        113,000         70,000
     Foreign exchange                                             8,098            750             --
     Investor relations - advertising                            22,907             --             --
     Investor relations - consulting                             37,574             --             --
     Office, rent and telephone                                 122,387          8,048         13,932
     Professional fees                                          272,221         17,304         24,017
     Subcontract                                                 23,987             --             --
     Transfer agent and regulatory fees                          24,729          2,245         10,354
     Travel                                                     170,592          7,966             --

                                                              1,211,361        150,469        119,296

Net Loss                                                     (1,211,361)      (150,469)      (119,296)

Net Loss Per Share                                                               (0.01)         (0.01)

Weighted Average Shares Outstanding                                         12,450,000     10,873,000

(See accompanying notes)

                                      -F2-

Net 1 UEPS Technologies, Inc.
(A Development Stage Company)

Statements of Cash Flows

                                                           Accumulated from
                                                              May 8, 1997      Six months      Six months
                                                              (Inception)         ended           ended
                                                              to June 30,       June 30,        June 30,
                                                                 2000             2000            1999
                                                                   $                $               $
                                                           ----------------    -----------    -------------
                                                              (unaudited)      (unaudited)     (unaudited)

Cash Flows to Operating Activities
     Net loss                                               (1,211,361)        (150,469)        (119,296)
     Adjustment to reconcile net loss to cash
         Amortization                                            4,244              725              473

     Change in non-cash working capital items
         Increase (decrease) in accounts payable
             and accrued liabilities                           233,570           87,851         (157,960)
         (Increase) decrease in prepaid expenses                    --           12,540               --

Net Cash Used in Operating Activities                         (973,547)         (49,353)        (276,783)

Cash Flows from Financing Activities
     Increase in capital stock                                 998,010               --               --

Net Cash Provided by Financing Activities                      998,010               --               --

Cash Flows to Investing Activities
     (Increase) in property, plant and equipment                (2,181)              --               --

Net Cash Used in Investing Activities                           (2,181)              --               --

Increase (decrease) in cash                                     22,282          (49,353)        (276,783)
Cash - beginning of period                                          --           71,635          429,470

Cash - end of period                                            22,282           22,282          152,687

Non-Cash Financing Activities
     9,361,846 shares issued for an
     exclusive license (Note 4)                                  9,361               --               --

Supplemental Disclosures
     Interest paid                                                  --               --               --
     Income tax paid                                                --               --               --

(See accompanying notes)

                                      -F3-

Net 1 UEPS Technologies, Inc.
(A Development Stage Company)

Notes to the Financial Statements
(unaudited)

1.   Development Stage Company

     Net 1 UEPS Technologies, Inc. herein ("the Company") was incorporated in the State of Florida on May 8, 1997.

     The Company is a development stage company engaged in the business of commercializing the smart card technology based Universal Electronic Payment System ("UEPS") and Funds Transfer System ("FTS") through the development of strategic alliances with national and international bank and card service organizations. The patent rights (or applications for patents) of the UEPS/FTS technology are for all worldwide territories (except South Africa and its surrounding territories) are held by Net 1 Holdings S.a.r.1., a company incorporated in Luxembourg ("Net 1 Holdings").

     The Company entered into a license agreement, dated May 19, 1997 (the "License Agreement"), with Net 1 Holdings, Net 1 Operations S.a.r.1. and Net 1 Pty (collectively, the "Licensors"), where the licensors granted a non-exclusive license to the Company for the UEPS technology for the issuance of 2,706,122 shares at a fair market value of $0.001 per share. A total of 5,412,244 shares were issued as the Company split the stock on a two new for one old basis. On October 1, 1997 an Amendment to the License Agreement was signed that provided for the transfer of the ownership of the UEPS technology and FTS patents and for the assignment of the Technology License Agreement between VISA International Service Association and Net 1 Holdings, dated July 31, 1997 (the "Visa Agreement") to the Company in consideration for 2,364,806 shares on a pre-split basis, 4,729,612 on a post-split basis. The assignment of the Visa Agreement and the transfer of the ownership of the UEPS technology and FTS patents to the Company were never consummated because certain conditions precedent were never satisfied.

     On May 3, 2000 an agreement entitled "Patent and Technology Agreement" was entered into between the Company and Net 1 Holdings that granted the Company an exclusive marketing license for the UEPS technology and the FTS patents under terms similar to those stipulated in the Amendment to the License Agreement. No conditions precedent were stipulated. The 4,729,612 shares of Net 1 previously issued into trust in consideration for the Amendment to the License Agreement were thus released to Net 1 Holdings.

     The above issuances of shares were on a pre-split basis. Net 1 Holdings as at June 30, 2000 owns 10,141,856 common shares of 15,602,856 issued and outstanding common shares, or 65%.

     In a development stage company, management devotes most of its activities to establishing a new business primarily, the development of a detailed business plan, marketing strategy and the raising of funds required to develop and operate the business successfully. Planned principal activities have not yet produced revenues and the Company has suffered recurring operating losses as is normal in development stage companies. The Company has a working capital deficit of $211,288 as at June 30, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

     Subsequent to June 30, 2000 the Company has raised $1,000,000 by issuing 250,000 shares at $4.00 per share by way of a private placement. See Note 7.

                                      -F4-

2.   Summary of Significant Accounting Policies

     (a)  Property, Plant and Equipment

          Computer equipment is amortized over five years on a straight-line basis.

     (b)  Intangible Assets

          Costs to acquire exclusive license rights to specific technology are capitalized as incurred. These costs are being amortized on a straight line basis over five years. Intangible assets are evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment.

     (c)  Foreign Currency Transactions/Balances

          Transactions in currencies other than the U.S. dollar are translated at the rate in effect on the transaction date. Any balance sheet items denominated in foreign currencies are translated into U.S. dollars using the rate in effect on the balance sheet date.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

     (e)  Adjustments

          These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3.   Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation.

                                                                                             2000         1999
                                                                         Accumulated       Net Book     Net Book
                                                              Cost      Depreciation         Value        Value
                                                                $             $                $            $
                                                              ----      ------------      ----------   ----------
                                                                                          (unaudited)  (unaudited)

     Computer equipment and software                          2,181         1,133            1,048          1,703


4.   Exclusive License

                                                                                             2000         1999
                                                                         Accumulated       Net Book     Net Book
                                                              Cost      Depreciation         Value        Value
                                                                $             $                $            $
                                                              ----      ------------      ----------   ----------
                                                                                          (unaudited)  (unaudited)

     Exclusive License                                        9,361         3,111            6,250         2,569

     See Note 1 for the description of the license and Note 6 for status of the underlying patents.

                                      -F5-

5.   Related Party Transactions

     (a) Consulting fees include $75,000 (1999 - $37,500) paid or payable to a director; $62,500 of these fees are included in accounts payable at June 30, 2000.

     (b) See Note 1 for an exclusive license purchased from a related party, Net 1 Holdings Ltd.

6.   Legal Proceedings

     (a)  Status of FTS Patents

          FTS was first patented in South Africa in 1989. The European patent was granted on December 28, 1994, with effect in Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, Great Britain, Greece, Italy, Liechtenstein, Luxembourg, Netherlands and Sweden. The European Patent Convention provides for an opposition period immediately following the grant of a European patent, and six parties filed an opposition to the grant of the patent on the grounds that the invention was not patentable. The case was heard before a Board of the Opposition Division in March 1998, when the patent was upheld in a form slightly different than the original application. Following the issue of the formal decision, a number of the opponents filed an appeal. The appeal proceedings will be heard in two to three years before the Board of Appeal of the European Patent Office. Currently, the granted patent remains effective in each of the designated states and is currently in force.

     (b)  Potential lawsuit

          Serge Belamant, the estate of Andre Mansvelt and Net I Canada Ltd. (a British Columbia corporation whose three shareholders are Serge Belamant, the estate of Andre Mansvelt and John Drove), have been served by John Drove, with a claim to the rights for UEPS for Canada in an action brought before the Supreme Court of Canada in February, 2000. The Company, as the exclusive licensee for UEPS for the world except South Africa, was served by John Drove with a notice of claim in February, 2000. The Company, as the exclusive licensee to the UEPS technology, can potentially expect to be joined as a defendant to this statement of claim. The Company plans to defend any and all claims brought against it.

7.   Subsequent Event

     The Company issued 250,000 shares for $1,000,000 by way of a private placement.


                                      -F6-